March 3, 2010

VIA EDGAR

Mail Stop 4561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stephen G. Krikorian
Tamara J. Tangen

	Re:	ActivIdentity Corporation
Annual Report on Form 10-K for the Fiscal Year ended September 30, 2009
Filed December 14, 2009, Amended January 28, 2010
Quarterly Report on Form 10-Q for the period ended December 31, 2009
Filed February 9, 2010
File No. 001-34137

Dear Mr. Krikorian and Ms. Tangen:

Reference is made to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated February 26, 2010 relating to ActivIdentity Corporation’s (“ActivIdentity’s”) Form 10-K for the fiscal year ended September 30, 2009 and ActivIdentity’s Form 10-Q for the period ended December 31, 2009.  On behalf of ActivIdentity, we respectfully acknowledge receipt of the comment letter and request that the Staff grant an extension for ActivIdentity to respond to such comments on or before March 26, 2010 (10 additional business days) in light of ActivIdentity’s current preparation for its Annual Meeting and the need to gather information in order to respond to the Staff’s comments.

Please direct any questions to me at 650-320-4509.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Julia Reigel
Julia Reigel

cc:           Jacques Kerrest, ActivIdentity Corporation

Douglas H. Collom, Wilson Sonsini Goodrich & Rosati